Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE HOLDERS

Subject:    Allogene Therapeutics, Inc. Offer to Exchange Eligible Options for New Options
To:    All Eligible Holders
Date:    June 21, 2022
We are pleased to announce that Allogene Therapeutics, Inc. (“Allogene,” “we,” “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Options (the “Exchange Offer”) today, Tuesday, June 21, 2022. You are receiving this email because you are eligible to participate and exchange certain outstanding stock options for replacement stock options with modified terms. The terms of the Exchange Offer are described in detail in the attached Offer to Exchange Eligible Options for New Options, dated June 21, 2022 (the “Offer Documents”), that has been filed with the U.S. Securities and Exchange Commission and can be accessed using the following link: Offer to Exchange Eligible Options for New Options.
“Eligible Options” includes all outstanding stock options granted to you on or before December 31, 2021 with an exercise price equal to or greater than $18.00 per share. Please access your Benefits Online® account to view any Eligible Options. You will receive separately by our e-signature program an Election Form for your review that includes instructions for completion.
If you participate in the Exchange Offer, we will cancel your tendered Eligible Options and grant you “New Options” with modified terms, as described in the Offer Documents. If you hold more than one option grant that qualifies as an Eligible Option and elect to participate in the Exchange Offer, you must tender for exchange all of your Eligible Options; you will not be permitted to tender only a portion of your Eligible Options. The terms of your New Options, including the exercise price, term, vesting schedule and potential tax treatment, will be different than your Eligible Options, and in exchange for your receipt of such New Options, all corresponding Eligible Options will be irrevocably cancelled.
All documents, communications and questions regarding the Exchange Offer should be delivered to and received from our designated email account (the “Exchange Account”): exchange@allogene.com.
Please carefully read all of the Offer Documents before making any decisions regarding this Exchange Offer. To participate in the Exchange Offer, please deliver your completed and signed Election Form to the Exchange Account. If you later decide to withdraw your election, please deliver your completed and signed Notice of Withdrawal, a copy of which you can request by emailing exchange@allogene.com.
The Exchange Offer will expire at 9:00 p.m., Pacific Time, on Tuesday, July 19, 2022 (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time. If you would like to tender Eligible Options under the Exchange Offer, Allogene must receive your properly completed and signed Election Form by the Expiration Time. Similarly, if you would like to withdraw a prior election, Allogene must receive your Notice of Withdrawal by the Expiration Time.
We will be holding information sessions on the Exchange Offer on June 23, 2022, June 29, 2022 and July 13, 2022. However, please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Allogene recommends that you consult your tax and financial advisors to address questions regarding your decision.
This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at ir.allogene.com/sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.